CONVERTIBLE SECURITIES FUND


         An Annual Meeting of Shareholders of the Fund was held on June 16, 1999, where shareholders voted on the election of trustees and the ratification of Ernst & Young LLP as the independent public accountants. With regards to the election of Wayne W. Whalen as elected trustee by the shareholders of the Fund 2,573,676 shares voted in his favor and 65,738 shares withheld. With regards to the election of Steve Muller as elected trustee by the shareholders of the Fund 2,572,876 shares voted in his favor and 66,538 shares withheld. With regards to the election of Rod Dammeyer as elected trustee by the shareholders of the Fund 2,573,786 shares voted in his favor and 65,628 shares withheld. The other trustees whose terms did not expire in 1999 were: David C. Arch, Howard J Kerr, Don G. Powell, Dennis J. McDonnell, Theodore A. Myers and Hugo F. Sonnenschein. With regards to the ratification of Ernst & Young LLP as the independent public accountants for the Fund 2,596,597 shares voted in favor of the proposal, 18,599 shares voted against and 24,218 shares abstained.